August 11, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Bradley Ecker
Erin Purnell

Re:	Redwire Corporation
Registration Statement on Form S-3
Filed August 7, 2025
File No. 333-289379
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Redwire Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Wednesday, August 13, 2025, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
Please notify Alexander M. Schwartz of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (312) 499-6369 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

Very truly yours,

REDWIRE CORPORATION

By:	/s/ Chris Edmunds
Name:	Chris Edmunds
Title:	Chief Accounting Officer
cc: Alexander M. Schwartz, Sheppard, Mullin, Richter & Hampton LLP